Exhibit 99.1

Sent via electronic delivery

January 21, 2025

Tse Meng Ng

RF Acquisition Corp.

111 Somerset, #05-06

Singapore, 238164

RE: RF Acquisition Corp. (Symbol: RFAC)

Nasdaq Listing Qualifications Hearings

Docket No. NQ 7049N-24

Dear Mr. Ng:

The Nasdaq Hearings Panel (“Panel”) has determined to grant the request of RF Acquisition Corp. (the “Company”) to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) subject to the conditions described below.

In making its decision, the Panel considered the entire record, which is incorporated by reference into this decision. Background information about the Company, including its business description, financial information, market data and compliance history is set forth in the Listing Qualifications’ Staff’s December 9, 2024, memo to the Panel. The Company had the opportunity to correct any inaccuracies it believed to be present in that memo. A hearing on this matter was held on December 19, 2024.

Listing Standards at Issue. The Company is in violation of the minimum of 400 Total Holders’ requirement for continued listing set forth in Listing Rule 5450(a)(2).

Panel Hearing. At the hearing, the Company’s senior management outlined its compliance plan for the Panel. The Company is a SPAC that is subject to delisting for failure to maintain the minimum requirement of 400 total shareholders to remain listed. The Company now plans to cure its listing deficiency by completing a business combination with GCL Global Holdings LTD (“GCL”). The parties signed a business combination agreement on October 18, 2023. Since that time, the parties have engaged in detailed discussions with the SEC in response to a Form F-4 registration statement regarding the transaction. The parties now plan to file the final registration statement during the month of January 2025, and hold a shareholder meeting in February to obtain approval for the transaction. The parties anticipate closing the transaction prior to March 23, 2025, the deadline for the Company to complete a business combination with an operating company. The business combination will result in a change in control and require the new entity to meet all initial listing standards of The Nasdaq Global Market.

Panel Analysis and Conclusions. Based on the information presented, the Panel has determined to grant the Company an exception to close its business combination with GCL and demonstrate compliance with the Exchange’s initial listing rules. The Company has identified a target for a business combination and has already progressed quite away in bringing that transaction to close.

The Panel believes the Company should be afforded the necessary time within its discretion to allow the Company to complete its compliance plan and remain listed on the Exchange.

Accordingly, the Panel grants the Company’s request for continued listing on the Exchange, subject to the following:

1.	On or before March 23, 2025 the Company shall demonstrate compliance with Listing Rule 5405.

It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted.

In addition, any compliance document will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception. The Company should assess its disclosure obligations with respect to the materiality of the Panel’s decision and determine what public disclosures of the decision and its terms are appropriate.

The Company may request that the Nasdaq Listing and Hearing Review Council review this Decision. A written request for review must be received within 15 days from the date of this Decision and should be sent by e-mail to the Office of Appeals and Review at appeals@nasdaq.com. Pursuant to Nasdaq Listing Rule 5820(a), the Company must submit a fee of $15,000.00 to The Nasdaq Stock Market LLC to cover the cost of the review. Instructions for submitting the fee are available here. Please include evidence of this payment with the e-mailed request for review by attaching a PDF copy of the wire instructions or check.

The Company should be aware that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this Decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

Should you have any questions, please do not hesitate to contact me at (202) 590-0711.

Sincerely,

/s/ Aravind Menon
Aravind Menon
Hearings Advisor
The Nasdaq Stock Market LLC
Office of the General Counsel